UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Information to Be Included in Statements Filed Pursuant
to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to Rule 13d-2
(Amendment No. 3)*

NeuLion, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

64128J101
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64128J101

1.	Names of Reporting Persons Nancy Li

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 39,798,184 (1)(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 39,798,184 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,798,184 (1)(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 28.3%

12.	Type of Reporting Person (See Instructions) IN

(1) At December 31, 2011, Ms. Li beneficially owned 39,160,894 shares of common stock of the issuer (“Common Stock”), held directly, and 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children for which Ms. Li is the trustee, and had the right to acquire beneficial ownership of 581,250 shares of Common Stock within sixty days of December 31, 2011 through the exercise of 581,250 stock options, held directly.  At December 31, 2011, Ms. Li owned an aggregate of 1,350,000 stock options, only 581,250 of which were exercisable within 60 days of December 31, 2011.
(2) The voting of the Common Stock is subject to a Voting Trust Agreement.
(3) Excludes (i) 2,594,497 shares of Common Stock beneficially owned by Ms. Li’s spouse, Charles B. Wang, the Chairman of the Board of the issuer, (ii) 27,820,650 shares of Common Stock held by AvantaLion LLC and (iii) 256,040 shares of Common Stock held indirectly by two trusts for the benefit of Mr. Wang’s grandchildren for which Mr. Wang is the trustee.  AvantaLion LLC is a Delaware limited liability company that is controlled by Mr. Wang.  Ms. Li disclaims beneficial ownership of all securities held by her spouse, and this report shall not be construed as an admission that Ms. Li is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Exchange Act or for any other purpose.

Item 1.
(a)	Name of Issuer NeuLion, Inc.
(b)	Address of Issuer’s Principal Executive Offices 1600 Old Country Road, Plainview, New York 11803

Item 2.
(a)	Name of Person Filing Nancy Li
(b)	Address of Principal Business Office or, if None, Residence 1600 Old Country Road, Plainview, New York 11803
(c)	Citizenship United States
(d)	Title of Class of Securities Common Stock, $0.01 par value
(e)	CUSIP Number 64128J101

Item 3.	Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned:

39,798,184 (consists of (i) 39,160,894 shares of Common Stock held directly, (ii) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children for which Ms. Li was the trustee and (iii) options to purchase up to 581,250 shares of Common Stock, held directly; excludes (a) 2,594,497 shares of Common Stock beneficially owned by Ms. Li’s spouse, Charles B. Wang, the Chairman of the Board of the issuer, and (b) 27,820,650 shares of Common Stock held by AvantaLion LLC.  AvantaLion LLC is a Delaware limited liability company that is controlled by Mr. Wang.  Ms. Li disclaims beneficial ownership of securities held by Mr. Wang.  This report shall not be construed as an admission that Ms. Li is the beneficial owner of such securities for purposes of Section 13(d) or 13(g) of the Act or for any other purpose.)  At December 31, 2011, Ms. Li owned an aggregate of 1,350,000 stock options, only 581,250 of which were exercisable within 60 days of December 31, 2011.

(b) Percent of class: 28.3%
(c)	Number of shares as to which the person has:
(i)
Sole power to vote or to direct the vote

39,798,184 (consists of (i) 39,160,894 shares of  Common Stock held directly, (ii) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children for which Ms. Li was the trustee and (iii) options to purchase up to 581,250 shares of Common Stock, held directly)

	(ii)	Shared power to vote or to direct the vote 0
(iii)
Sole power to dispose or to direct the disposition of

39,798,184 (consists of (i) 39,160,894 shares of  Common Stock held directly, (ii) 56,040 shares of Common Stock held indirectly by two trusts for the benefit of Ms. Li’s children for which Ms. Li was the trustee and (iii) options to purchase up to 581,250 shares of Common Stock, held directly)

(iv)	Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2012
(Date)
/s/ Nancy Li
(Signature)
Nancy Li
(Name)